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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           ARBOR HEALTH CARE COMPANY
                           (Name of Subject Company)

                           ARBOR HEALTH CARE COMPANY
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.03 PER SHARE
                         (Title of Class of Securities)

                                  03876L 10 8
                       (CUSIP Number of Class Securities)

                                 PIER C. BORRA
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ARBOR HEALTH CARE COMPANY
                               1100 SHAWNEE ROAD
                                  P.O. BOX 840
                             LIMA, OHIO 45802-0840
                                  419/227-3000
          (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications on Behalf of the
                          Person(s) Filing Statement)

                                WITH A COPY TO:

                           GREGORY C. YADLEY, ESQUIRE
                         SHUMAKER, LOOP & KENDRICK, LLP
                           101 EAST KENNEDY BOULEVARD
                                   SUITE 2800
                              TAMPA, FLORIDA 33602
                                 (813) 229-7600
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Arbor Health Care Company, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1100 Shawnee Road, Lima, Ohio 45805. The title of the class of equity securities to which this Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Schedule 14D-9") relates is the common stock, par value $0.03 per share ("Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer (the "Offer") by AHC Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect, wholly owned subsidiary of Extendicare Inc., a corporation existing under the laws of Canada ("Parent"), to purchase all outstanding shares of Common Stock at a price per share of $45.00, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 29, 1997, among the Company, Parent and Purchaser (the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger") and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference in its entirety.

     As set forth in the Tender Offer Statement on Schedule 14D-1 of Purchaser enclosed herewith, the address of the principal executive offices of Purchaser and Parent is 3000 Steeles Avenue East, Markham, Ontario L3R 9W2.

ITEM 3.  IDENTITY AND BACKGROUND.

(A) NAME AND BUSINESS ADDRESS OF PERSON FILING THIS STATEMENT.

     The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

(B)(1) ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY.

     Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers and directors, together with certain employee benefit plans of the Company available to them, are described in the Proxy Statement dated April 18, 1997 (the "1997 Proxy Statement"). A copy of the 1997 Proxy Statement is filed as Exhibit 1 hereto and is incorporated herein by reference.

     Certain of the stock options described in the 1997 Proxy Statement granted to the Company's executive officers were granted pursuant to the First Amended and Restated Incentive Stock Option Plan of Arbor Health Care Company (the "1991 Plan"). These options are intended to qualify as "Incentive Stock Options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and are subject to numerous restrictions. Among those restrictions are
(i) the purchase price of the Common Stock cannot be less than the fair market value of the Common Stock on the date the Option is granted, (ii) no options may be exercised more than 10 years from the date of grant, (iii) except in the case of an employee who is permanently and totally disabled, or upon death, the option is exercisable only during the term of the recipient's employment with the Company or a subsidiary.

     The stock options described in the 1997 Proxy Statement granted to directors (except Pier C. Borra) were granted under the Company's 1996 Stock Option Plan for Non-Employee Directors (the "Directors Plan"). Mr. Borra's options were granted under the 1995 Stock Option Plan described in the 1997 Proxy Statement. Under the Directors Plan, on May 23, 1996, the Company granted to each director who was not an employee of the Company the right to purchase 1,000 shares of Common Stock at an exercise price of $27.33,

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the market value of the shares on such date. Under the terms of the Directors
Plan, non-employee directors elected or appointed to the Board subsequently were granted a similar option on the date they were so elected or appointed. Further, as provided in the Directors Plan, each non-employee director was granted options to purchase an additional 1,000 shares of Common Stock on May 22, 1997, the date of the Company's next Annual Stockholders' Meeting. The exercise price of those options was $27.45, the market value of the shares on such date. Under the terms of the Directors Plan, the market value of a share of Common Stock is determined by calculating the average of the closing sale prices for the Common Stock for the five most recent trading days, as reported on the Nasdaq Stock Market's National Market.

(2) TERMINATION OF EMPLOYMENT/CHANGE-IN-CONTROL ARRANGEMENTS.

     The Merger Agreement provides that the severance amounts payable under the executive termination payment plans described in the Proxy Statement, and similar plans subsequently entered into with other key executive officers (the "Termination Agreements"), will be payable upon termination of employment at any time after the thirtieth day after the directors designated by Purchaser constitute a majority of the directors of the Company, so long as such termination occurs within one year after the Effective Date. In addition to the Termination Agreements with Pier C. Borra and Richard J. Clark described in the Proxy Statement, the Company entered into similar Termination Agreements on June 21, 1996, with Dennis R. Smith, and on August 16, 1996, with William P. Bryan, Clara L. Hanf, Elizabeth H. Hoffman, John H. Rondot, Brad C. Roush and William
W. Wondolowski. With respect to the Company's Vice Presidents (Hanf, Rondot and Wondolowski), the termination payment is equal to one-half of the sum of such person's then current annual base salary and his or her prior year's bonus. With respect to the above named Senior Vice Presidents (Bryan, Clark, Hoffman, Smith and Roush), the payment is equal to the sum of such person's then current annual base salary and his or her prior year's bonus. With respect to the Chief Executive Officer, the payment is equal to two times the sum of Mr. Borra's then current annual base salary and his prior year's bonus. If it is determined that any payment by the Company to any of such officers would be subject to excise tax, the amount of the payments will be increased to cover such excise tax.

(3) NON-COMPETITION COVENANTS OF EXECUTIVE OFFICERS.

     Each of the Company's executive officers is a party to a non-competition and non-disclosure agreement (the "Non-competition Agreements"), providing that the officer will maintain the confidentiality of specified proprietary information of the Company. The Non-competition Agreements also provide that, for a period of one year following the termination of such person's employment, he or she will not, directly or indirectly, engage in any "Competitive Business," assist others in engaging in any Competitive Business, or induce employees of the Company or its affiliates or subsidiaries to terminate their employment or engage in any Competitive Business. "Competitive Business" is defined in the Non-competition Agreements as any business or activity related to the operation, management, acquisition or marketing of nursing or convalescent homes or assisted living facilities in any state in the United States. The Non-competition Agreements provide for injunctive relief in addition to any other available rights and remedies in case of any breach or threatened breach of the agreements.

(4) CANCELLATION AND PAYMENT FOR STOCK OPTIONS

     Under the terms of the Merger Agreement, effective as of the Effective Time, the Company must cause each outstanding employee or director stock option granted under the Directors Plan, the 1995 Stock Option Plan and the 1991 Plan, whether or not then exercisable or vested, to become fully exercisable and vested. Furthermore, the Company must cause each such stock option that is then outstanding, exercisable and vested to be cancelled and in consideration of such cancellation (except to the extent that Parent or Purchaser and the holder of any such stock option otherwise agree), cause the Company (or, at Parent's option, Purchaser) to pay to such holders of stock options an amount in respect thereof equal to the product of (A) the excess, if any, of the Offer Price over the exercise price of each such stock option, and (B) the number of shares of Common Stock previously subject to the stock option immediately prior to its cancellation (such payment to be net of withholding taxes).

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(5) STOCKHOLDER AGREEMENT.

     In connection with the execution of the Merger Agreement, Parent and the Purchaser entered into a Stockholder Agreement with Pier C. Borra, Chairman, President and Chief Executive Officer of the Company, Renee A. Borra, his wife, Borra Family Foundation and Pier C. Borra, Jr. (the "Selling Stockholders"). The following is a summary of the material terms of the Stockholder Agreement. This summary is not a complete description of the terms and conditions of the Stockholder Agreement and is qualified in its entirety by reference to the Stockholder Agreement which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to the Tender Offer Statement on Schedule 14D-1 of the Purchaser. The Stockholder Agreement may be examined, and copies thereof may be obtained, as set forth in Section 8 of the Offer to Purchase contained in the Tender Offer Statement on Schedule 14D-1 of the Purchaser.

     Tender of Shares. Upon the terms and subject to the conditions of the Stockholder Agreement, each of the Selling Stockholders has agreed to validly tender (and not withdraw) pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, the number of Shares owned beneficially by such Selling Stockholder (or a total of 1,126,990 Shares, representing approximately 15.5% of the outstanding Shares on a fully diluted basis). The Selling Stockholders have also consented to the treatment of the stock options held by them as described under "Cancellation and Payment for Stock Options" above.

     Stock Option. In order to induce Parent and the Purchaser to enter into the Merger Agreement, each of the Selling Stockholders has granted to Parent an irrevocable option (a "Stock Option") to purchase such Selling Stockholder's Shares (the "Option Shares") at an amount (the "Purchase Price") equal to the Offer Price. Pursuant to the Stockholder Agreement, if the Merger Agreement is terminated pursuant to Section 7.1(c)(ii) or 7.1(d)(i) thereof, the Stock Options will become exercisable, in whole but not in part, upon the occurrence of such event and remain exercisable in whole until the date which is 60 days after the date of the occurrence of such event (the "60 Day Period"), so long as: (i) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") required for the purchase of the Option Shares upon such exercise, shall have expired or been waived, (ii) all other applicable consents of any governmental entity required for the purchase or sale of the Option Shares upon such exercise (if applicable) shall have been granted or otherwise satisfied, and (iii) there shall not be in effect any preliminary or final injunction or other order issued by any court or governmental entity prohibiting the exercise of the Stock Options pursuant to the Stockholder Agreement. The Stockholder Agreement provides that if (i) all HSR Act waiting periods have not expired or been waived, (ii) all other applicable consents of any governmental entity required for the purchase or sale of the Option Shares (if applicable) shall not have been granted or otherwise satisfied, or (iii) or there shall be in effect any such injunction or order, in each case on the expiration of the 60 Day Period, the 60 Day Period shall be extended until 5 business days after the later of (A) the date of expiration or waiver of all HSR Act waiting periods, (B) the grant or other satisfaction of such required consents, and (C) the date of removal or lifting of such injunction or order; provided, however, that in no event will the Stock Option be exercisable after December 31, 1997; provided, further, that the Stock Option will terminate if any governmental entity issues an order, decree or ruling or takes any other action (which order, decree, ruling or other action the parties to the Stockholder Agreement will use their best efforts to lift), which permanently restrains, enjoins or otherwise prohibits Parent' s exercise of the Stock Option or the sale of the Option Shares to Parent by the Selling Stockholders.

     Make Whole. If Parent exercises the Stock Option, then, at Parent's election: (i) Parent will, at or prior to the time of payment in connection with any Superior Proposal, pay to the Stockholder a per Share amount (the "Alternative Payment") equal to the consideration paid to all stockholders of the Company in the Superior Proposal, less the Purchase Price per Share, plus any additional amount as may be necessary so that the aggregate consideration, after payment of all federal, state and local income taxes (the "Aggregate After Tax Consideration") received by the Stockholder in connection with the Alternative Payment is not less than the Aggregate After Tax Consideration that would have been received by the Stockholder as if it had been paid the consideration under the Superior Proposal) or (ii) prior to the Expiration Date, the Effective Date or the consummation date for the Superior Proposal, Parent shall rescind the exercise of the Stock Option and

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return the Stockholder's Shares to the Stockholder and the Stockholder, upon receipt of such Shares, shall repay the Purchase Price to the Parent and, provided that the Stockholder tenders its Shares to the Superior Proposal or votes its Shares in favor of the Superior Proposal, and the Stockholder actually receives the consideration paid in connection with the Superior Proposal (the "Superior Proposal Payment"), then at or prior to the time of the Superior Proposal Payment, Parent shall pay to the Stockholder any additional amount as may be necessary so that the Aggregate After Tax Consideration received by the Stockholder in connection with the Superior Proposal is not less than the Aggregate After Tax Consideration it would have received in connection with the Superior Proposal had Parent never exercised the Stock Option.

     Provisions Concerning the Shares. The Selling Stockholders have agreed that during the period commencing on the date of the Stockholder Agreement and continuing until the first to occur of the Effective Time or the termination of the Merger Agreement in accordance with its terms, and in any event until no later than December 31, 1997, at any meeting of the Company's stockholders or in connection with any written consent of the Company's stockholders, the Selling Stockholders will vote (or cause to be voted) the Shares held of record or beneficially owned by each of such Selling Stockholders: (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholder Agreement and any actions required in furtherance thereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify the Stockholder Agreement or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the Offer or the Merger not being fulfilled. In addition, each of the Selling Stockholders has appointed, during the period commencing on the date of the Stockholder Agreement and continuing until the first to occur of the Effective Time or the termination of the Merger Agreement in accordance with its terms, and in any event no later than December 31, 1997, representatives of Parent as proxies to vote such Selling Stockholder's Shares or grant a consent or approval in respect of such Shares in favor of the various transactions contemplated by the Merger Agreement and against any Acquisition Proposal and for no other purpose. Each of the Selling Stockholders has also agreed not to transfer such Selling Stockholder's Shares and not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal.

     Other Covenants, Representations, Warranties. In connection with the Stockholder Agreement, the Selling Stockholders made certain customary representations and warranties, including with respect to (i) ownership of the Shares, (ii) the Selling Stockholder's authority to enter into and perform its or his obligations under the Stockholder Agreement, (iii) the absence of conflicts and requisite governmental consents and approvals, and (iv) the absence of encumbrances on and in respect of the Selling Stockholder's Shares. Parent and the Purchaser have made certain representations and warranties with respect to Parent and the Purchaser's authority to enter into the Stockholder Agreement and the absence of conflicts and requisite governmental consents and approvals.

     In the Stockholder Agreement, Parent agreed that, in the event that within three years following Parent's exercise of a Stock Option, Parent, the Purchaser or any of their subsidiaries acquires any additional Shares from, or pursuant to an offer made to all of the Company's stockholders, whether by merger, consolidation, tender offer of other similar transaction, the price paid per Share would be no less than the Purchase Price.

(B)(2) ARRANGEMENTS WITH PARENT, PURCHASER AND THEIR RESPECTIVE EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES.

     The Company has entered into the Merger Agreement with Parent and Purchaser.

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THE MERGER AGREEMENT

     The Offer is being made pursuant to the Merger Agreement.

     The following is a summary of certain provisions of the Merger Agreement. The summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to this Schedule 14D-9 and the Tender Offer Statement on Schedule 14D-1 of the Purchaser. The Merger Agreement may be examined, and copies thereof may be obtained, as set forth in Section 8 of the Offer to Purchase contained in the Tender Offer Statement on Schedule 14D-1 of the Purchaser. Capitalized terms not otherwise defined in this section have the meanings ascribed to them in the Merger Agreement.

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer (described below under "Conditions of the Offer"), the Purchaser will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Merger Agreement provides that, without the written consent of the Company, the Purchaser will not decrease the Offer Price, decrease the number of Shares sought in the Offer, amend or waive the Minimum Condition (as defined below under "Conditions of the Offer") or amend any condition of the Offer in a manner adverse to the holders of Shares. In the event that all of the conditions of the Offer have not been satisfied or waived by the Initial Expiration Date, October 31, 1997, the Purchaser shall have the right from time to time to extend the expiration date. The Purchaser will, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment and pay for Shares validly tendered and not properly withdrawn as soon as it is legally permitted to do so under applicable law; provided, however, that if, immediately prior to the Initial Expiration Date of the Offer (as it may be extended pursuant to the preceding sentence or otherwise), the Shares validly tendered and not properly withdrawn pursuant to the Offer equal less than 90% of the outstanding Shares, the Purchaser may extend the Offer for a period not to exceed 10 business days, notwithstanding that all conditions to the Offer are satisfied as of such Initial Expiration Date of the Offer. The Purchaser is obligated by the Merger Agreement to extend the Initial Expiration Date for a period of the lesser of
(i) 2 business days after the date that all such approvals have been obtained and (ii) 35 days after such Initial Expiration Date, if, and only if, the Company, Parent and the Purchaser have not obtained the approvals of any Governmental Entity required by the Merger Agreement.

     The Merger. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with Delaware law, as soon as practicable following the Effective Time, the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation.

     The respective obligations of Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions, any and all of which may be waived in whole or in part, to the extent permitted by applicable law: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law, in order to consummate the Merger; (ii) no law, statute, rule, order, decree or regulation shall have been enacted or promulgated by any government or any governmental entity of competent jurisdiction which declares the Merger Agreement invalid or unenforceable in any material respect or which prohibits the completion of the Offer or the consummation of the Merger, and all governmental consents, orders and approvals required for completion of the Offer or consummation of the merger shall have been obtained and be in effect at the Effective Time; (iii) there shall be no order or injunction of a court or other governmental entity of competent jurisdiction in effect precluding consummation of the Offer or the Merger; (iv) Parent, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer and (v) the applicable waiting period under the HSR Act shall have expired or been terminated.

     At the Effective Time of the Merger (i) each issued and outstanding Share (other than Shares that are owned by the Company or any wholly owned subsidiary of the Company, any Shares owned by Parent or any

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wholly owned subsidiary of Parent, or any Shares which are held by stockholders exercising dissenters' rights, if any, under Delaware law) will be converted into the right to receive the price per Share paid pursuant to the Offer (the "Merger Consideration"), and (ii) each issued and outstanding share of capital stock of the Purchaser will be converted into one share of common stock of the Surviving Corporation.

     The Company Board. The Merger Agreement provides that upon the purchase and payment by Parent or the Purchaser of Shares representing at least a majority of the outstanding Shares on a fully diluted basis, Parent shall be entitled to designate such number of directors (rounded up to the next whole number) on the Company Board such that the percentage of Parent's nominees on the Company Board equal the percentage of outstanding Shares beneficially owned by Parent and its affiliates. If requested by Parent, the Company shall cause such persons designated by Parent to be elected to the Company Board, if necessary by increasing the size of the Company Board. At such time, the Company shall also cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such subsidiary board of directors.

     The Merger Agreement further provides that, notwithstanding the provisions of the foregoing paragraph, until the Effective Time of the Merger, the Company Board shall have at least two directors who were neither officers of Parent nor designees, stockholders or affiliates of Parent. From and after the time, if any, that Parent's designees constitute a majority of the Company Board, the affirmative vote of a majority of the directors then in office who are neither officers of Parent nor designees, stockholders or affiliates of Parent shall be required to (i) amend or terminate the Merger Agreement, (ii) extend the time for performance of any of the obligations of Parent or the Purchaser hereunder,
(iii) waive any condition or any of the Company's rights under the Merger Agreement or (iii) take any other action by the Company under the Merger Agreement.

     Stockholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger: (i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as promptly as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the adoption of the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its best efforts (a) to obtain and furnish the information required to be included by the Commission in the Proxy Statement (as hereafter defined) and, after consultation with Parent, to respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement, including any amendment or supplement thereto (the "Proxy Statement") to be mailed to its stockholders, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Parent and its counsel and (b) to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders; and (iii) provide the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement, subject to the fiduciary obligations of the Company Board under applicable law as advised by independent counsel. Parent has agreed that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries and affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement. IF THE PURCHASER ACQUIRES AT LEAST A MAJORITY OF THE OUTSTANDING SHARES, THE PURCHASER WILL HAVE SUFFICIENT VOTING POWER TO APPROVE THE MERGER, EVEN IF NO OTHER STOCKHOLDERS VOTE IN FAVOR OF THE MERGER.

     The Merger Agreement provides that in the event that Parent, the Purchaser and any other subsidiaries of Parent acquire, in the aggregate, at least 90% of the outstanding Shares pursuant to the Offer or otherwise, Parent, the Purchaser and the Company will, at the request of Parent and subject to the terms of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with Section 253 of the Delaware General Corporation Law ("DGCL").

     Options. Effective as of the Effective Time, the Company must cause each outstanding employee or director stock option, which is exercisable for Shares and granted under the Company's 1996 Stock Option

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Plan for Non-Employee Directors, the Company's 1995 Stock Option Plan (as
amended) and the Company's First Amended and Restated Incentive Stock Option Plan dated November 26, 1991 (collectively, the "Company Option Plans"), whether or not then exercisable or vested, to become fully exercisable and vested. Furthermore, the Company must cause each such stock option that is then outstanding, exercisable and vested to be cancelled and in consideration of such cancellation (except to the extent that Parent or the Purchaser and the holder of any such stock option otherwise agree), cause the Company (or, at Parent's option, the Purchaser) to pay to such holders of stock options an amount in respect thereof equal to the product of (A) the excess, if any, of the Offer Price over the exercise price of each such stock option and (B) the number of Shares previously subject to the stock option immediately prior to its cancellation (such payment to be net of withholding taxes).

     Interim Operations. Pursuant to the Merger Agreement, the Company has agreed that, except as expressly contemplated by the Merger Agreement or agreed to in writing by Parent, prior to the time the directors of the Purchaser constitute a majority of the Company Board (the "Board Appointment Date"), (a) the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its subsidiaries will use its best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners; (b) the Company will not, directly or indirectly, amend or propose to amend its charter or by-laws or similar organizational documents; (c) the Company will not, and will not permit its subsidiaries to, (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock or that of its subsidiaries; (ii) redeem, purchase or otherwise acquire directly or indirectly any shares of the capital stock of the Company or its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (iii) authorize for issuance, issue, sell, pledge, deliver or agree to commit to issue, sell, pledge or deliver (whether through the issuance or granting of any options, warrants, calls, subscriptions, stock appreciation rights or other rights or other agreements) or otherwise encumber any shares of capital stock of any class of the Company or of its subsidiaries or any securities convertible into or exchangeable for shares of capital stock of any class of the Company or of its subsidiaries (other than Shares issued upon the exercise of stock options outstanding on the date thereof in accordance with the Company option plans as in effect on the date thereof or Shares for which there are accrued payments on the date thereof in accordance with the Company's Employee Stock Purchase Plan as in effect on the date thereof) or (iv) split, combine or reclassify the outstanding capital stock of the Company or of any of its subsidiaries or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares in the capital stock of the Company or of any of its subsidiaries; (d) except for certain specified acquisitions, the Company will not, and it will not permit any of its subsidiaries to, acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or (ii) any assets, outside of the ordinary course of business, that individually is in excess of $5 million or that in the aggregate are in excess of $10 million; (e) the Company will not, and it will not permit any of its subsidiaries to, sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any assets of the Company or of its subsidiaries other than (i) sales and dispositions of interests or rights with respect to property having an aggregate fair market value on the date of the Merger Agreement of less than $5 million, in each case only if in the ordinary course of business and consistent with past practice, or (ii) encumbrances and liens that are incurred in the ordinary course of business and consistent with past practice; (f) neither the Company nor any of its subsidiaries will: (i) grant any increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any of its executive officers or key employees, (ii) adopt any new, or amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under any existing, bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan agreement or arrangement or (iii) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company or any its subsidiaries; (g) neither the Company nor any of its subsidiaries will: (i) modify, amend or terminate any of its or its subsidiaries' material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice, (ii) enter into any other agreements, commitments or contracts that are material to the Company and its subsidiaries taken as a whole, other than in the ordinary course of business and consistent with past practice, or (iii) otherwise make any material change that is adverse to the Company (including by way of termination) in (A) any existing agreement, commitment or arrangement that is material to the Company and its subsidiaries taken as a whole or (B) the conduct of the business or operations of the Company and its subsidiaries; (h) other than in connection with certain specified acquisitions, neither the Company nor any of its subsidiaries will: (i) incur or assume any long-term debt or, except in the ordinary course of business in amounts consistent with past practice, incur or assume any short-term indebtedness; (ii) incur or modify any material indebtedness or other liability; (iii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or of any of its subsidiaries; (iv) enter into any "keep well" or other arrangement to maintain any financial condition of another person; (v) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (vi) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company) or (vii) enter into any material commitment or transaction (including, but not limited to, any material capital expenditure or purchase or lease of assets or real estate other than the purchase of products for inventory and supplies in the ordinary course of business); (i) neither the Company nor any of its subsidiaries will change any of the accounting methods used by it unless required by GAAP; (j) neither the Company nor any of its subsidiaries will, without the prior written consent of Parent, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries; (k) neither the Company nor any of its subsidiaries will take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the Offer set forth in Annex A of the Merger Agreement or any of the conditions to the Merger set forth in Article VI of the Merger Agreement not being satisfied, or would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Company to consummate the Offer or the Merger in accordance with the terms of the Merger Agreement or materially delay such consummation; (l) neither the Company nor any of its subsidiaries will make any Tax election or settle or compromise any Tax liability or refund, except to the extent already provided in the Company's filings with the Commission; (m) neither the Company nor any of its subsidiaries will permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice; (n) neither the Company nor any of its subsidiaries will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger) and (o) neither the Company nor any of its subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries or affiliates will (and the Company will use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any proposal or offer to acquire all or a substantial part of the business and properties of the Company or any of its subsidiaries or any capital stock of the Company or any of its subsidiaries, whether by merger, tender offer, exchange offer, sale of assets or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal"), except that the Company and the Company Board may furnish information concerning the Company and its subsidiaries to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal if (i) such entity or group has, on an unsolicited basis, submitted a bona fide written proposal to the Company Board relating to any such transaction which the Company Board determines in good faith represents a superior transaction to the Offer and the Merger and which is not conditioned upon obtaining additional financing and (ii) in the opinion of the Company Board, only after receipt of advice from independent legal counsel, the failure to provide such information or access or to engage in such discussions or negotiations would cause the Company Board to violate its fiduciary duties to the Company's stockholders under applicable law (an Acquisition Proposal which satisfies the immediately foregoing clauses (i) and (ii) is referred to in the Merger Agreement as a "Superior Proposal"). The Company has agreed to immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry (and will disclose any written materials received by the Company in connection with such proposal, discussion negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     The Company has agreed that neither the Company Board nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or the Purchaser, the approval or recommendation by the Company Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal, except that prior to the time of acceptance for payment of Shares in the Offer, the Company Board may do any of the foregoing at any time after (A) the Company Board determines, after receipt of advice from outside legal counsel to the Company, that the failure to take such action would cause the Company Board to violate its fiduciary duties to the Company's stockholders under applicable law and (B) two business days following Parent's receipt of written notice advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. Furthermore, the Company may not enter into an agreement with respect to a Superior Proposal unless the Company furnishes Parent with written notice not later than noon (New York time) one day in advance of any date that it intends to enter into such agreement and shall have caused its financial and legal advisors to negotiate with Parent to make such adjustments in the terms and conditions of the Merger Agreement as would enable the Company to proceed with the transactions contemplated in the Merger Agreement on such adjusted terms. In addition, if the Company proposes to enter into an agreement with respect to any Acquisition Proposal, it must concurrently with entering into such agreement pay, or cause to be paid, to Parent the Termination Fee described below under "-- Termination; Fees."

     Termination; Fees. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the stockholders of the Company, (a) by mutual written consent of Parent and the Company; (b) by either the Company or Parent (i) if the Offer shall have expired without any Shares being purchased therein, provided, that such right to terminate will not be available to any party whose failure to fulfill any obligation under the Merger Agreement was the cause of, or resulted in, the failure of Parent or the Purchaser to purchase the Shares prior to the expiration of the Offer; (ii) if any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties will use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable; (c) by the Company
(i) if, prior to the purchase of the Shares pursuant to the Offer, Parent or the Purchaser breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect, (ii) in connection with entering into a definitive agreement with respect to an Acquisition Proposal if the Company has complied with all of the provisions described above under "-- No Solicitation," including the notice provisions, and the Company pays the Termination Fee described hereinafter, (iii) if Parent or the Purchaser shall have terminated the Offer without Parent or the Purchaser, as the case may be, purchasing any Shares pursuant thereto or (iv) if Parent, the Purchaser or any of their affiliates fail to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to clause (iii) or (iv) if the Company is in material breach of the Merger Agreement; (d) by Parent (i) if prior to the purchase of the Shares pursuant to the Offer, the Company Board (A) withdraws, or modifies or changes in a manner adverse to Parent or the Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger, (B) approves or recommends an Acquisition Proposal, (C) executes an agreement in principle (or similar agreement) or definitive agreement providing for a tender offer or exchange offer for any shares of capital stock of the Company, or a merger, consolidation or other business combination with a person or entity other than Parent, the Purchaser or their affiliates or (D) resolves to do any of the foregoing, (ii) if Parent or the Purchaser terminates the Offer without Parent or the Purchaser purchasing any Shares thereunder, provided that Parent or the Purchaser may not terminate the Merger Agreement pursuant to this clause (ii) if Parent or the Purchaser has failed to purchase the Shares in the Offer in violation of the material terms thereof or (iii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, Parent, the Purchaser or any of their affiliates fail to commence the Offer on or prior to the fifth business day following the date of the initial public announcement of the Offer.

     In accordance with the Merger Agreement, if (x) the Company terminates the Merger Agreement pursuant to clause (c)(ii) of the immediately preceding paragraph, (y) Parent terminates the Merger Agreement pursuant to clause (d)(i) of the immediately preceding paragraph or (z) prior to the termination of the Merger Agreement, an Acquisition Proposal is made and within 12 months of such termination an Acquisition Proposal is consummated or the Company enters into an agreement with respect to, or approves or recommends, an Acquisition Proposal, then the Company has agreed to pay to Parent U.S. $10 million. In addition, if the Offer is terminated pursuant to the Parent Adverse Change Condition (as defined in Section 14), Parent will pay to the Company an amount equal to all out-of-pocket fees and expenses of the Company incurred in connection with the Merger Agreement and the Offer (including legal and investment banking fees and expenses) to a maximum of U.S. $1 million.

     Indemnification. Pursuant to the Merger Agreement, for six years after the Effective Time, the Surviving Corporation (or any successor to the Surviving Corporation) will indemnify, defend and hold harmless the present and former officers and directors of the Company and its subsidiaries with respect to matters occurring at or prior to the Effective Time to the full extent permitted under Delaware law, the terms of the Company's charter, by-laws and indemnification agreements, each as in effect as of the date of the Merger Agreement.

     Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, capitalization, authority, financial statements, need for consents or approvals, public filings, conduct of business, employee benefit plans, intellectual property, employment matters, excess parachute payments, compliance with laws, tax matters, insurance, litigation, title to properties, environmental matters, vote required to approve the Merger Agreement, undisclosed liabilities, information to be contained in the Proxy Statement, finders fees, the opinion of its financial advisor, and the absence of any material adverse change since December 31, 1996.

     With respect to the Rights Agreement, dated as of November 14, 1996, by and between the Company and Keybank, National Association, as Rights Agent (as amended and supplemented from time to time, the "Rights Agreement"), pursuant to which preferred stock purchase rights ("Rights") have been issued to holders of the Company's Common Stock, the Company has represented and warranted to Parent and the Purchaser that the Company Board has taken all necessary action so that
(i) the Rights will not be exercisable, trade separately or be otherwise affected by the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (ii) none of Parent and its affiliates will be deemed to be an "Acquiring Person" for purposes of the Rights Agreement and (iii) a "Distribution Date" (as defined in the Rights Agreement) will not occur by virtue of the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

     Pursuant to the Merger Agreement, Parent and the Purchaser have made substantially similar representations and warranties as to their organization, authority, need for consents or approvals and information to be contained in the Proxy Statement.

     Conditions of the Offer. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (A) any applicable waiting period under the HSR Act has not expired or terminated, (B) at least a majority of the outstanding Shares (on a fully diluted basis) have not been validly tendered and not withdrawn prior to the expiration of the Offer (the tender of such shares prior to such time is referred to as the "Minimum Condition"), (C) the Company, Parent and the Purchaser, as required, have not obtained all necessary material consents, approvals, orders, authorizations, registrations, declarations, permits or filings required to be obtained by it in connection with the Merger Agreement and the transactions contemplated thereby or (D) at any time on or after the date of the Merger Agreement and before the time of payment for any such Shares, any of the following events shall occur or shall be determined by the Purchaser to have occurred:

          (i) there shall be threatened or pending any suit, action or proceeding by any Governmental Entity (as defined in the Merger Agreement) against the Purchaser, Parent, the Company or any subsidiary of the Company
     (a) seeking to prohibit or impose any material limitations on Parent's or the Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or to compel Parent or the Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case taken as a whole, (b) challenging the acquisition by Parent or the Purchaser of any Shares under the Offer, the Merger or pursuant to the Stockholder Agreements, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement (including the voting provisions thereunder), or seeking to obtain from the Company, Parent or the Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole,
     (c) seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (d) seeking to impose material limitations on the ability of the Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders or (e) which otherwise is reasonably likely to have a material adverse affect on the Company and its subsidiaries, taken as a whole;

          (ii) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a Government Entity, to the Offer or the Merger, or any other action shall be taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (a) through (d) of paragraph (i) above;

          (iii) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, The Toronto Stock Exchange or in The Nasdaq Stock Market, for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (b) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada (whether or not mandatory), (c) a commencement of a war directly or indirectly involving the United States or Canada, (d) any limitation (whether or not mandatory) by any United States or Canadian governmental authority on the extension of credit generally by banks or other financial institutions, (e) a change in general financial, bank or capital market conditions which materially or adversely affects the ability of financial institutions in the United States or Canada to extend credit or syndicate loans or (f) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (iv) (a) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any material respect as of the date of the Merger Agreement and as of consummation of the Offer as though made on or as of such date, (b) the Company shall have failed to comply with its covenants and agreements under the Merger Agreement in all material respects or (c) there shall have occurred any events or changes which have had or will have a material adverse effect on the Company and its subsidiaries taken as a whole;

          (v) (a) the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser (including by amendment of the Schedule 14D-9) its approval or recommendation of the Offer, the Merger Agreement or the Merger, or approved or recommended any Acquisition Proposal, (b) the Company shall have entered into any agreement with respect to any Superior Proposal in accordance with Section 5.5(b) of the Merger Agreement or (c) the Company Board, upon request of the Purchaser, shall fail to reaffirm its recommendation of the Offer, the Merger Agreement or the Merger;

          (vi) the Merger Agreement shall have terminated in accordance with its terms; or

          (vii) there shall have occurred after the date of the Merger Agreement any material adverse change in the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of EHSI and its subsidiaries (taken as a whole) and NationsBank or NCMI shall have declined to participate in the financing to be provided to EHSI as set forth in the Bank Commitment Letter;

which in the sole judgment of Parent or the Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or the Purchaser) giving rise to such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

     The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be waived by Parent or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or the Purchaser. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Purchaser or Parent concerning the events described above will be final and binding upon all parties.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     At a meeting held on September 29, 1997, the Board of Directors of the Company unanimously (i) determined that the Offer and the Merger, taken together, are fair to and in the best interests of the Company's stockholders,
(ii) approved the Merger Agreement and the Stockholder Agreement and the transactions contemplated thereby, and authorized the execution and delivery of the Merger Agreement by the officers of the Company, and (iii) resolved to recommend to the Company's stockholders that they accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer.

(B) BACKGROUND OF THE OFFER.

     Prior to September 9, 1997, members of Parent's management, together with Bear Stearns, Parent's financial advisor, reviewed certain publicly-available information regarding the Company. Based on this information, Parent directed Bear Stearns to initiate contact with the Company and arrange a meeting to discuss the possibility of a business combination or other transaction between the Company and Parent.

     On September 9, 1997, Pier C. Borra, the President and Chief Executive Officer of the Company, Dennis R. Smith, Senior Vice President -- Finance of the Company, Frederick B. Ladly, Deputy Chairman of the Board of Parent, Barry L. Stephens, Senior Vice President, Finance of Parent, and representatives of Bear Stearns met in New York, New York. The purpose of the meeting was to discuss generally the possibility of a business combination or other transaction between the Company and Parent and to discuss Parent's desire to review non-public information about the Company.

     On September 10, 1997, Parent entered into a confidentiality agreement with Raymond James (the "Confidentiality Agreement"), pursuant to which Parent agreed to treat confidentially information provided by or on behalf of the Company and to not solicit or employ certain employees of the Company without the written consent of the Company for a period ending one year after the conclusion of discussions governed by the Confidentiality Agreement.

     On September 11, 1997, Mr. Borra, Mr. Smith, Mr. Stephens and Richard Bertrand, Vice President of Parent and Senior Vice-President of EHSI, met in Chicago, Illinois for the purpose of reviewing Company materials to determine whether a business combination was possible at Parent's proposed price of $45.00 per Share. On September 12, 1997, Mr. Ladly called Mr. Borra regarding Parent's interest in submitting a written preliminary indication of interest to purchase the Company and to conduct due diligence.

     On September 15, 1997, Parent delivered to the Company a non-binding expression of interest to acquire the Company for $45.00 per share, subject to obtaining financing on acceptable terms to Parent, completion of due diligence, approval of the Board of Directors of Parent and execution of a definitive acquisition agreement. In addition, the Company and Parent entered into an exclusivity agreement which provided that, until September 30, 1997, the Company would not and would direct each of its officers, directors, employees, representatives and agents not to, directly or indirectly, (i) subject to the exercise by the Company Board of its fiduciary duties, encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to any Person (as defined therein) other than Parent and its representatives concerning any stock purchase, asset purchase, merger or similar transaction involving the Company or substantially all of its business or assets or (ii) encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to any Person other than Parent and its representatives concerning any stock purchase, asset purchase or similar transaction which would result in the disposition of a material portion of any of the consolidated business or assets of the Company. The Company agreed to reimburse Parent upon demand for all out-of-pocket expenses and costs incurred by it with respect to its proposal during the term of the exclusivity agreement in the event that the Company breached its covenants set forth therein.

     On September 16 and September 17, 1997, at the request of Parent in connection with its due diligence review of the Company, members of the Company's management and the Company's financial advisor, Raymond James & Associates, Inc. ("Raymond James"), made presentations to senior management of Parent, Bear Stearns and NationsBank in Chicago, Illinois regarding the business, strategies and prospects of the Company. In addition, the Company made available to Parent and its advisors certain non-public information for review. On September 19, 1997, Mr. Ladly telephoned Mr. Borra to indicate that management of Parent had determined to proceed with further discussions regarding the acquisition of the Company by Parent.

     From September 19, 1997 through September 29, 1997, Parent and its financial and other advisors continued their review of the business and operations of the Company. In addition, Parent and its advisors and the Company and its advisors engaged in negotiations concerning the terms of a possible transaction, including the terms of a merger agreement and tender offer. In addition, Parent expressed its desire that Mr. Borra and certain of his family members and other related parties agree to tender their shares into a tender offer commenced by Parent or any affiliate thereof in connection with a transaction. Parent and Mr. Borra commenced negotiations concerning this subject matter and the terms of a possible agreement.

     On September 24, 1997, the Board of Directors of Parent held a special meeting to review, with the advice and assistance of the Parent Board's financial and legal advisors, the proposed acquisition of the Company. At such meeting, Parent's management and its financial and legal advisors made presentations to the Board concerning the proposed transaction, including the proposed methods of financing, and the Board of Directors authorized management to proceed with the negotiation of a definitive merger agreement and stockholder agreement. That day, Mr. Ladly informed Mr. Borra that the Board of Directors of Parent had given such authorization.

     On September 27, 1997, the Board of Directors of the Company held a special meeting to review, with the advice and assistance of the Company Board's financial and legal advisors, the proposed transaction. At such meeting the Company's management and legal advisors made presentations to the Company Board concerning the status of the negotiations relating to the transaction and the proposed stockholder agreement. Management also described the proposed terms of Parent's financing arrangements. Parent's financial advisor, Raymond James, reviewed with the Board the public market valuation of companies it deemed comparable, certain recent transactions in the long term care industry it deemed comparable, a discounted cash flow analysis regarding the Company and merger premiums involving public companies of comparable size during the past year, and presented an analysis of the fairness of the proposed offer price. Based on such analysis and its review of the proposed terms and Parent's financing arrangements, it orally advised that, subject to the execution of definitive agreements, it believed it would be in a position to deliver an opinion that the proposed transaction was fair to shareholders of the Company from a financial point of view. The Board of the Company then authorized management to continue negotiating the terms of the transaction with Parent.

     On September 29, 1997, the Board of Directors of each of Parent and the Purchaser took the steps required to approve the Offer, the Merger and the Merger Agreement and to authorize their respective officers to execute the Merger Agreement and to take other actions in connection therewith.

     At the September 29, 1997 meeting of the Board of Directors of Parent, management reported on the conclusion of financing arrangements with NationsBank N.A. and the terms of the commitment letter delivered by NationsBank N.A., the terms of the Merger Agreement and of the proposed stockholder agreement. Following the Board's review of the transaction, the Board unanimously approved the proposed Merger Agreement and the transactions contemplated thereby and the commitment letter from NationsBank N.A., and authorized the execution and delivery of such agreements.

     At the September 29, 1997 meeting of the Company Board, Raymond James presented its analysis of the proposed consideration to be received by the Company's stockholders and delivered its oral opinion to the Company Board (which was subsequently confirmed by delivery of a written opinion dated September 29, 1997), to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $45.00 per Share to be received by holders of Shares in the Offer and in the Merger was fair, from a financial point of view, to such holders. Following a number of questions from, and discussions among, the directors of the Company Board, the Company Board unanimously (i) approved the Merger Agreement and the Transactions and authorized the execution and delivery of the terms of the Merger Agreement by the officers of the Company, (ii) determined that the Offer and the Merger were fair and in the best interests of the stockholders of the Company, (iii) approved the submission of the Merger Agreement to stockholders of the Company with the recommendation of the Board that the Merger Agreement be approved by such stockholders, (iv) approved the terms of the Stockholder Agreement to be entered into among the proposed parties thereto, and (v) amended the Rights Plan (as defined in Section 11) to provide that the Purchaser, Parent and their affiliates shall be Exempt Persons thereunder.

     During the evening of September 29, 1997, representatives of the Company and Parent completed their negotiations on all substantive terms of the Merger Agreement, and thereafter (i) the Purchaser, Parent and the Company executed the Merger Agreement and (ii) the Parent and the Selling Stockholders (as defined in
Section 11) executed the Stockholder Agreement. On September 30, 1997, before the opening of trading, the Company and Parent jointly announced the Transactions. On October 3, 1997, the Purchaser commenced the Offer. The press release issued jointly by the Company and Parent announcing the execution of the Merger Agreement and the Offer and a letter to stockholders communicating the recommendation of the Board of Directors of the Company are filed as Exhibits 3 and 5 hereto, respectively, and are incorporated herein by reference.

(C) REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE BOARD.

     In approving the Merger Agreement, the Stockholder Agreement and the transactions contemplated thereby and recommending that stockholders of the Company tender their shares of Common Stock pursuant to the Offer, the Board considered a number of factors, including:

          1. The financial and other terms and conditions of the Offer and the Merger Agreement;

          2. The Board's belief that it obtained the highest immediate value for its stockholders by entering into a transaction with Parent, which, because of the synergies that could be created by a combination of the Company with Parent, could offer the best price for the Company's Common Stock;

          3. The oral opinion of Raymond James & Associates, Inc. ("Raymond James") rendered to the Board of Directors at the September 29, 1997 meeting (which opinion was subsequently confirmed by delivery of a written opinion dated September 29, 1997) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $45.00 per share cash consideration to be received by holders of shares of Common Stock (other than Parent and its affiliates) in the offer and the Merger was fair, from a financial point of view, to such holders. The full text of Raymond James' written opinion, dated September 29, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Raymond James, is attached hereto as Exhibit 4 and is incorporated herein by reference. Raymond James' opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of shares of Common Stock (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares of Common Stock pursuant to the Offer. Holders of Common Stock are urged to read such opinion carefully in its entirety.

          4. The historical market prices of, and recent trading activity in, the shares of Common Stock, particularly the fact that the Offer and the Merger will enable the stockholders of the Company to realize a premium of approximately 19.21% over $37.75, the closing price of the shares of Common Stock on September 26, 1997, the last trading day prior to the Board's approval of the Merger Agreement, and a premium of approximately 17.65% over $38.25, the closing price of the shares of Common Stock on September 9, 1997, the date the Parent first approached the Company regarding its interest in considering an acquisition of the Company;

          5. The possible alternatives to the Offer and the Merger, including, without limitation, continuing to operate the Company as an independent entity, and the risks associated therewith, including the ongoing need for financing for the Company to make significant acquisitions, which the Board believed would be necessary because of the continuing consolidation in the long-term health care industry;

          6. The fact that the terms of the Merger Agreement shall not prevent the Board, if it determines in good faith, after consultation with, and receipt of advice from, outside counsel, that it is required to do so in order to discharge properly its fiduciary duties, from considering, negotiating and, subject to payment of the Termination Fee, entering into a Superior Proposal; and

          7. The likelihood that the Merger would be consummated.

     The Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board viewed their position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Raymond James & Associates, Inc. ("Raymond James") to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Raymond James' engagement, the Company has agreed to pay Raymond James for its services (i) a cash fee in the amount of two hundred thousand dollars ($200,000) due and payable upon delivery of its fairness opinion to the Company's board of directors and (ii) a cash success fee, due and payable at the closing of the Merger, equal to eight hundred thousand dollars ($800,000) plus two and three quarters percent (2.75%) of the Total Consideration (as defined) to be received by the stockholders of the Company, including the assumption of the Company's commercial, third party debt, in excess of three hundred and ninety-five million dollars ($395,000,000). In no event, however, will Raymond James' total fees exceed one seven hundredth (.7%) of such total consideration.

     The Company also has agreed to reimburse Raymond James for all reasonable out-of-pocket expenses incurred by Raymond James in connection with the performance of its services (including, without limitation, reasonable travel, legal fees and expenses). In addition, the Company has agreed to indemnify Raymond James and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Raymond James' engagement.

     In the ordinary course of business, Raymond James and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders in connection with the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth below, there have been no transactions in the shares of Common Stock during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company. Messrs. Stephen T. Bennett and Richard J. Clark sold shares of Common Stock as follows:

                                                                               NUMBER
                                                                                 OF            PRICE PER
                      STOCKHOLDER                               DATE           SHARES            SHARE
                      -----------                         -----------------  -----------   -----------------
Stephen T. Bennett......................................  August 14, 1997      41,666           $36.88
Richard J. Clark........................................  September 4, 1997     1,000           $37.25
Richard J. Clark........................................  August 12, 1997       1,000           $37.25
Richard J. Clark........................................  August 12, 1997       1,000           $37.37

     (b) To the best of the Company's knowledge, each of its executive officers, directors, affiliates and subsidiaries currently intends to tender, pursuant to the Offer, any shares of Common Stock beneficially owned individually by such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not currently engaged in any negotiation in response to the Offer, which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(B) and Item 4 above (the provisions of which hereby are incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   1       --  Proxy Statement of the Company dated April 18, 1997*
   2       --  Agreement and Plan of Merger dated as of September 29, 1997, among Parent, Purchaser and the Company*
   3       --  Form of Press Release issued by Parent on September 30,
               1997*
   4       --  Opinion of Raymond James & Associates, Inc. dated September
               29, 1997
   5       --  Letter to stockholders of the Company from Pier C. Borra dated October 3, 1997, communicating the recommendation of the Board of Directors of the Company

---------------

* Not included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ARBOR HEALTH CARE COMPANY

                                          By:       /s/ PIER C. BORRA
                                            ------------------------------------
                                                       Pier C. Borra
                                                  Chairman, President, and
                                                  Chief Executive Officer

Dated: October 3, 1997

                                                                         ANNEX I

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about October 3, 1997 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Arbor Health Care Company (the "Company") with respect to the tender offer by AHC Acquisition Corp. (the "Purchaser") to the holders of record of the common stock of the Company, par value $0.03 per share ("Shares"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement provides that the Purchaser, upon purchase of Shares pursuant to the Offer, shall be entitled to designate such number of directors (the "Purchaser Designees"), rounded up to the next whole number, to serve on the Board as will give the Purchaser representation on the Board equal to the product of (i) the total number of directors on the Board and (ii) the percentage that the number of Shares purchased by the Purchaser bears to the total number of Shares outstanding, and that the Company shall, upon request by the Purchaser, promptly increase the size of the Board and/or exercise its reasonable best efforts to secure the resignation of such number of directors as is necessary to enable the Purchaser Designees to be elected to the Board. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     The Offer to Purchase commenced on October 3, 1997 and is scheduled to expire at 12:00 midnight, New York City time, on October 31, 1997, at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

     The information contained in this Information Statement concerning the Purchaser and Extendicare Inc. ("Parent") has been furnished to the Company by Parent and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

     At the close of business on September 29, 1997, there were 6,937,161 shares of Common Stock of the Company issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of directors of the Company, each of which entitles its record holder to one vote.

DESIGNEES TO THE COMPANY'S BOARD OF DIRECTORS

     The Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed in Schedule I to the Purchaser's Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9. The Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchaser has consented to act as a director, if so designated. The business address of each such person is c/o Parent, 3000 Steeles Avenue East, Markham, Ontario L3R 9W2.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by Parent or the Purchaser, as applicable, of the specified minimum number of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than October 31, 1997.

DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES OF THE COMPANY

     Certain information regarding (i) the current directors and executive officers of the Company, (ii) the security ownership of certain beneficial owners and management of the Company, (iii) certain relationships and transactions with the Company and (iv) compliance with Section 16(a) of the Exchange Act is described in the Proxy Statement dated April 18, 1997 for the Company's Annual Meeting of Stockholders held on May 22, 1997. The Proxy Statement is filed as Exhibit 1 to the Schedule 14D-9 and is incorporated herein by reference.